SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. __)1

CafePress Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
12769A103
(CUSIP Number)
Neil Subin, 3300 South Dixie Highway, Suite 1-365, West Palm Beach, Florida, 33405 (Tel.) (561) 287-5399
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 28, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

Page 1 of 6 pages

1 The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	12769A103	13D	Page 2 of 6

1	NAME OF REPORTING PERSON
Neil S. Subin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	[ ]
		(b)	[ ]
3	SEC USE ONLY
4	_______________ SOURCE OF FUNDS*
PF-AF-OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,361,020
	8	SHARED VOTING POWER
10,400
	9	SOLE DISPOSITIVE POWER
3,361,020
	10	SHARED DISPOSITIVE POWER
10,400

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,371,420
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.7%

14	TYPE OF REPORTING PERSON*
OO

ORIGINAL REPORT ON SCHEDULE 13D

Item 1. Security and Issuer

This Statement on Schedule 13D (“Schedule 13D”) relates to the common stock (the “Common Stock” or “Shares”) of CafePress Inc., a Delaware corporation (the “Company” or the “Issuer”), whose principal executive offices are located at 11909 Shelbyville Road, Louisville, Kentucky 40243.

Item 2. Identity and Background

This statement is filed by Neil S. Subin (“Mr. Subin” or the “Reporting Person”). The Reporting Person’s principal business address is 3300 South Dixie Highway, Suite 1-365, West Palm Beach, Florida 33405. Mr. Subin’s principal occupation is investing assets held, among others, by or on behalf of certain entities owned by or for the benefit of the family of the late Mr. Lloyd I. Miller, III (the “Miller Family”) and other entities. During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has the Reporting Person been a party to civil proceedings of a judicial or administrative body of competent jurisdiction, as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Subin is a United States citizen. Mr. Subin assumed the roles described in Item 3 in relation to Milfam LLC and other entities related to the Miller Family on or about January 12, 2018, following the death of Lloyd I. Miller, III.

Item 3. Source and Amount of Funds or Other Consideration

Mr. Subin (i) has succeeded to the position of President and Manager of Milfam LLC, which serves as manager, general partner, or investment advisor of a number of entities formerly managed or advised by the late Lloyd I. Miller, III, and (ii) serves as trustee of a number of Miller Family trusts, including, among others, (a) LIM III - Trust A-4 (“LIM III- Trust A-4”), (b) MBM - Trust A-4 (“MBM - Trust A-4”), (c) Milfam I L.P. (“Milfam I”), (d) Milfam II L.P. (“Milfam II”), (e) Trust D (“Trust D”), (f) LIMFAM LLC (“LIMFAM LLC”), (g) Lloyd I. Miller, III Revocable Trust (“LIM Revocable Trust”), and (h) Milfam III LLC (“Milfam III”).

All of the Shares purchased by LIM III - Trust A-4 were purchased with funds generated and held by LIM III - Trust A-4. The aggregate purchase price for the Shares purchased by LIM III - Trust A-4 was approximately $1,419,745.00. All of the Shares purchased by MBM - Trust A-4 were purchased with funds generated and held by MBM - Trust A-4. The aggregate purchase price for the Shares purchased by MBM - Trust A-4 was approximately $1,419,745.00. All of the Shares Mr. Subin is deemed to beneficially own as the manager of the general partner of Milfam I were purchased with money contributed to Milfam I by its partners or money generated and held by Milfam I. The aggregate purchase price for the Shares purchased by Milfam I was approximately $75,500.00. All of the Shares Mr. Subin is deemed to beneficially own as the manager of the general partner of Milfam II were purchased with money contributed to Milfam II by its partners or money generated and held by Milfam II. The aggregate purchase price for the Shares purchased by Milfam II was approximately $2,706,099.00. All of the Shares purchased by Trust D were purchased with funds generated and held by Trust D. The aggregate purchase price for the Shares purchased by Trust D was approximately $32,448.00. All of the shares of Common Stock Mr. Subin is deemed to beneficially own as the manager for LIMFAM LLC were purchased with funds generated and held by LIMFAM LLC. The aggregate purchase price for the shares of Common Stock Mr. Subin is deemed to beneficially own as manager of LIMFAM LLC was $230,110.00. All of the Shares purchased by LIM Revocable Trust were purchased with funds generated and held by the LIM Revocable Trust. The aggregate purchase price for the Shares purchased by the LIM Revocable Trust was approximately $2,950,066.00. All of the shares of Common Stock Mr. Subin is deemed to beneficially own as the manager for Milfam III were purchased with funds generated and held by Milfam III. The aggregate purchase price for the shares of Common Stock Mr. Subin is deemed to beneficially own as manager of Milfam III was approximately $61,464.00.

The aggregate purchase prices set forth in this Item 3 include brokerage commissions and reflect certain cost basis adjustments.

Item 4. Purpose of the Transaction

On September 28, 2018, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Snapfish, LLC, a California limited liability company (“Parent”) and Snapfish Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”). The Merger Agreement provides that, on and subject to the terms of the Merger Agreement, Merger Sub will commence a tender offer (the “Offer”) to purchase all of the outstanding shares of the Company’s common stock, at a price of $1.48 per share in cash, without interest (the “Offer Price”), subject to any applicable withholding taxes.

On September 28, 2018, Mr. Subin, in the applicable capacity on behalf of the entities named in Item 3, entered into a Form of Support Agreement with the Parent and Merger Sub (the “Support Agreement”). The Support Agreement provides, among other things, that Mr. Subin will not sell or dispose of the Shares except to participate in the Offer and to tender the Shares within 10 business days of the commencement of the Offer.

The foregoing description of the Merger Agreement and Support Agreement does not purport to be complete, and is qualified in its entirety by reference to the Merger Agreement and Support Agreement, which were filed as Exhibits 2.1 and 99.1, respectively, to the 8-K filed by the Company with the Securities and Exchange Commission on September 28, 2018 and incorporated herein by reference.

Except in connection with the matters described above in this Item 4 and herein and matters contemplated hereby, Mr. Subin does not currently have any specific plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. Mr. Subin reserves the right to change plans and take any and all actions that Mr. Subin may deem appropriate to maximize the value of his investments, including, among other things, purchasing or otherwise acquiring additional securities of the Company, selling or otherwise disposing of any securities of the Company beneficially owned by him, in each case in the open market or in privately negotiated transactions, or formulating other plans or proposals regarding the Company or its securities to the extent deemed advisable by Mr. Subin in light of his general investment policies, market conditions, subsequent developments affecting the Company and the general business and future prospects of the Company. Mr. Subin may take any other action with respect to the Issuer or any of the Company’s debt or equity securities in any manner permitted by applicable law.

Item 5. Interest in Securities of the Issuer

(a)       Mr. Subin may be deemed to beneficially own 3,371,420 shares of Common Stock, which is equal to approximately 19.7% of the outstanding shares, based on 17,108,655 shares of Common Stock outstanding, as reported in the Company’s Form 10-Q filed on July 31, 2018. As of the date hereof, 552,023 of the shares of Common Stock are owned of record by LIM III - Trust A-4, 552,023 of the shares of Common Stock are owned of record by MBM - Trust A-4, 10,400 of such beneficially owned shares of Common Stock are owned of record by Trust D, 25,000 of such beneficially owned shares of Common Stock are owned of record by Milfam I, 918,774 of such beneficially owned shares of Common Stock are owned of record by Milfam II, 19,700 of such beneficially owned shares of Common Stock are owned of record by Milfam III, 60,000 of such beneficially owned shares of Common Stock are owned of record by LIMFAM LLC, and 1,233,500 of such beneficially owned shares of Common Stock are owned of record by LIM Revocable Trust.

(b)       Mr. Subin may be deemed to have sole voting and dispositive power for all such shares of Common Stock held of record by LIM III - Trust A-4, MBM - Trust A-4, Milfam I, Milfam II, Milfam III, LIMFAM LLC and LIM Revocable Trust. Mr. Subin may be deemed to have shared voting and dispositive power for all such shares of Common Stock held of record by Trust D.

(c)       Not Applicable.

(d)        Persons other than Mr. Subin have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported securities.

(e)       Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Person may from time to time in the ordinary course of business pledge, lend, or transfer the securities of the Issuer to brokers, banks or other financial institutions (any of the foregoing, a "Secured Party") as collateral for loans or other obligations of the Reporting Persons pursuant to margin, prime brokerage, loan, swap, or other financing or business arrangements. If the Reporting Person enters into such arrangements and subsequently defaults under the terms of any such arrangement, the Secured Party might acquire the right to vote and/or dispose of the securities of the Issuer which have been posted as collateral.

Item 7. Materials to be Filed as Exhibits:

Exhibit 99.1	Agreement and Plan of Merger, dated as of September 28, 2018 (Filed as Exhibit 2.1 to Form 8-K by the Company with the Securities and Exchange Commission on September 28, 2018 and incorporated herein by reference).

Exhibit 99.2	Support Agreement dated as of September 28, 2018 (Filed as Exhibit 99.1 to Form 8-K by the Company with the Securities and Exchange Commission on September 28, 2018 and incorporated herein by reference).

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 4, 2018

By: /s/ Neil S. Subin

Neil S. Subin